Exhibit 99.1

Marex appoints Kory Sorenson to Group Board

NEW YORK, Oct. 27, 2026 (GLOBE NEWSWIRE) — Marex Group Limited (‘Marex’ or the ‘Group’, NASDAQ: MRX), the diversified global financial services platform, today announces that Kory Sorenson will join the Group Board with effect from 2 November 2026.

Kory is a financial markets expert with more than 30 years of experience across governance, financial strategy and risk oversight at listed and privately owned organizations globally. She currently serves on the boards of a number of international companies spanning consumer goods, testing and inspection, financial services and private banking, where she has extensive experience chairing audit, risk and remuneration committees.

Prior to her non-executive career, Kory was Managing Director and Head of Insurance Capital Markets at Barclays Capital and Head of Insurance and French Bank Capital Markets at Credit Suisse. Throughout her executive career, she advised major European financial institutions on capital structuring, mergers and acquisitions, regulatory capital and risk management.

John Pietrowicz, Chair of the Marex Board, commented: “We are delighted to welcome Kory to the Marex Board. She brings extensive experience across global financial markets, financial strategy and corporate governance, together with a strong track record of risk oversight and board leadership at major international organizations. We look forward to benefiting from her expertise and insight as Marex continues to grow.”

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding the expected benefits of Kory Sorenson’s appointment to the Marex Board and Marex’s continued growth. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) and our other reports filed with the SEC. The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

About Marex: Marex Group Limited (NASDAQ:MRX) provides market access, infrastructure services and essential liquidity to clients across global commodity and financial markets. The Group provides comprehensive breadth and depth of coverage across four services: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions. It has a leading franchise in many major metals, energy and agricultural products, with access to more than 60 exchanges. Marex has over 3,400 active clients, including some of the largest commodity producers, consumers and traders, banks, hedge funds and asset managers. With more than 50 offices worldwide, the Group has over 3000 employees across Europe, Asia and the Americas. For more information visit www.marex.com.

Enquiries please contact:

Nicola Ratchford / Adam Strachan

+44 778 654 8889 / +1 914 200 2508

nratchford@marex.com / astrachan@marex.com

FTI Consulting US / UK

+1 716 525 7239 / +44 7976870961

marex@fticonsulting.com